BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

1. Corporation Name: ALMADEN MINERALS LTD.

2. Corporate Access Number: 29407

3. Corporation's registered office address is:

   1550 - 1185 West Georgia Street, Vancouver, BC V6E 4E6

4. Corporation's mailing address is: *(Must be a Yukon address)*

   200 - 204 Lambert Street, Whitehorse, YT Y1A 3T2

5. This report contains information as at: March 28, 2007

6. Corporation's amalgamation date in the Yukon: March 28, 2002

7. Names and addresses of the directors are:

Duane Poliquin
1987 Acadia Road
Vancouver, BC
V6T 1R4

Gerald George Carlson
1740 Orchard Way
West Vancouver, BC
V7V 4E8

Jack McCleary
101 - 2422 Erlton Street SW
Calgary, AB
T2S 3B6

Donald M. Lorimer
2548 Wallace Crescent
Vancouver, BC
V6R 3V4

James E. McInnes
1281 - 1835 Morton Avenue
Vancouver, BC
V6G 1V3

Joseph Montgomery
8606 Fremlin Street
Vancouver, BC
V6P 3X3

Morgan James Poliquin
2784 West 1st Avenue
Vancouver, BC
V6K 1H3

Barry ~~Small~~ Smaill
4658 Capilano Road
North Vancouver, BC
V7R 4K3

8. Names, addresses and office held of the officers are:

Duane Poliquin
1987 Acadia Road
Vancouver, BC
V6T 1R4
Chief Executive Officer and President

Dione Bitzer
2242 - 154th Street
Surrey, BC
V4A 4S7
Chief Financial Officer

MACDONALD & COMPANY

9. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s)
   (d) The constating documents of the Corporation.

CERTIFIED correct as at the 28th day of March, 2007.

Authorized Signatory

Title President

FILED
APR 12 2007
DEPUTY REGISTRAR OF CORPORATIONS

YUKON BUSINESS CORPORATIONS ACT
(Sections 107, 114, and 290)
Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

1. Name of Corporation: ALMADEN MINERALS LTD.

2. Corporate Access Number: 29407

3. Notice is given that on the 6 day of July, 2006, the following person(s) were appointed Director(s):

NAME	MAILING ADDRESS
Barry Smee	2658 Carnlane Rd North Vancouver BC V7R 4K3

4. Notice is given that on the ____ day of ________, ____, the following person(s) ceased to hold office as Director(s):

NAME	MAILING ADDRESS

5. The Officer(s) of the Corporation as of this date are:

NAME	OFFICES HELD
Duane Poliquin	Chief Executive Officer and President
Dione Bitzer	Chief Financial Officer

FILED
RH APR 12 2007
DEPUTY REGISTRAR OF CORPORATIONS

6.

DATE	SIGNATURE	TITLE
Mar 30 07	[signature]	President

MACDONALD & COMPANY